

April 4, 2014

Via E-mail
Mr. James C. Fish, Jr.
Chief Financial Officer
Waste Management, Inc.
1001 Fannin Street, Suite 4000
Houston, TX 77002

> **Re:** **Waste Management, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 18, 2014**
> **File No. 1-12154**

Dear Mr. Fish:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

General

1. We note that you are relying on Rule 3-10 of Regulation S-X with respect to the financial statements required for Waste Management Holding, Inc.'s guarantee of 2.90% Senior Notes due issued by Waste Management, Inc. We further note that in the prospectus supplements filed for S-3ASR (333-162059) in connection with the offering of such notes, you state on page 13 that the "specific provisions under which Waste Management Holdings may be released and discharged from its guarantee will be set forth in the prospectus supplement." Please tell us the particular release provisions pursuant to which the guarantor(s) may be released from the guarantee of the notes and whether the guarantees constitute full and unconditional guarantees as required to rely on Rule 3-10 of Regulation S-X given the existence of such release provisions.

Note 7 – Debt, page 102

2. You state that based on your intent and ability to refinance a portion of your debt on a long-term basis as of December 31, 2013, including through use of forecasted available capacity under your $2.25 revolving credit facility, you classified $1.1 billion of debt as long term. If you are relying on the unused capacity of your revolving credit facility as a means to refinance this debt, given that the unused capacity of $958 million as of December 31, 2013 is considerably less than the dollar amount you have classified as long term, please explain how you considered the use of forecasted available capacity and that amounts available under the revolving facility could fluctuate (for example, due to obligations under letters of credit or other liquidity needs). Refer to ASC 470-10-45-19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Thomas D'Orazio at (202) 551-3825, or, in his absence, Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Leland Benton at (202) 551-3791 or Erin Jaskot at (202) 551-3442.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief